TAL Education Group

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

April 15, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 Form 20-F”)
Filed On June 27, 2012 (File No. 001-34900)

Dear Mr. Spirgel, Mr. Pacho and Ms. Adams:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 28, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended February 29,

2012 Risk factors, page 5

We rely on contractual arrangements..., page 17

1.                                      Disclose, if true, that the assets of the VIE are not secured on behalf of the WFOE, and describe the risk that the assets of the VIE may be transferred or encumbered by the shareholders of the VIE and the amounts owed by the VIE under the contractual agreements may not be collateralized.

The Company acknowledges to the Staff that the assets of Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”), Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”), and Beijing Dongfangrenli Science & Commerce Co., Ltd.(“Beijing Dongfangrenli” and, together with Xueersi Network and Xueersi Education, the “VIEs”) are not secured on the behalf of TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”), the Company’s wholly owned PRC subsidiary. Rather, each of the shareholders of the VIEs has unconditionally and irrevocably pledged all of his respective equity interests in the VIEs to TAL Beijing under the applicable equity pledge agreement to guarantee the performance of the obligations of the VIEs under the exclusive business cooperation agreements that the VIEs have entered into with TAL Beijing. The Company can exercise its rights under the equity pledge agreements through TAL Beijing, including selling all equity interests in the VIEs.

In response to the Staff’s comment, the Company respectfully advises the Staff that in its next Form 20-F, it will expand the relevant risk factor currently on page 17 of the 2012 Form 20-F as follows (the added portions are in italics and underlined):

“We rely on contractual arrangements with our Consolidated Affiliated Entities for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our Consolidated Affiliated Entities to operate our education business. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”  These contractual arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

We have entered into equity pledge agreements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business service agreements they have entered into with us.  In the registration forms submitted to the local branch of the State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, our wholly owned subsidiary, was RMB10,000,000, RMB3,000,000 and RMB1,000,000 for Xueersi Education, Xueersi Network and Beijing Dongfangrenli, respectively, which represents 100% of their respective registered capital. The equity pledge agreements with the shareholders of the Variable Interest Entities provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the Variable Interest Entities. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with our Variable Interest Entities that pledge the assets of our Consolidated Affiliated Entities for the benefit of us or our wholly owned subsidiaries.  Consequently, the assets of our Consolidated Affiliated Entities are not secured on behalf of our wholly owned subsidiary, and the amounts owed by our Consolidated Affiliated Entities are not collateralized.  As a result, if our Consolidated Affiliated Entities fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of our Consolidated Affiliated Entities.  If the nominee shareholders of the Variable Interest Entities do not act in the best interests of the Company when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the Company’s Consolidated Affiliated Entities to transfer or encumber the assets of the Consolidated Affiliated Entities without our authorization.  In such a scenario, we may choose to exercise our option under the call option agreements to force the shareholders of the Variable Interest Entities to transfer their respective equity interests in the Variable Interest Entities to a PRC person designated by us, and we may need to resort to litigation in the PRC courts to force such an equity interests transfer and prevent the transfer or encumbrance of the VIE’s assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Therefore, our contractual arrangements with our Consolidated Affiliated Entities may not be as effective in ensuring our control over our China operations as direct ownership would be.”

Organizational Structure, page 58

2.                                      We note in notes (1) and (2) that the VIE shareholders are beneficial owners of TAL Group. Please quantify their ownership percentages in each VIE and TAL Group.

The Company respectfully advises the Staff that, in its future Form 20-Fs, it will revise its corporate structure chart which appears in Item 4.C of the Form 20-F to reflect the above information, in the manner as set forth in Exhibit I attached hereto.

3.                                      Please identify the legal representative of each entity inside China and describe the rights of the legal representative in comparison to the rights assigned to TAL Beijing through the power of attorney.

The Company respectfully advises the Staff that the legal representative of each entity of the Company inside China is set forth below:

No.	Name of Entity	Legal Representative
1.	TAL Beijing	Bangxin Zhang
2.	Huanqiu Zhikang	Bangxin Zhang
3.	Yidu Huida	Baorong Fan
4.	Xueersi Education	Baorong Fan
5.	Xueersi Network	Baorong Fan
6.	Beijing Dongfangrenli	Yachao Liu
7.	Beijing Haidian School	Baorong Fan
8.	Beijing Dongcheng School	Wenhui Zhuang
9.	Beijing Xicheng School	Baorong Fan
10.	Beijing Lejiale School	Yachao Liu
11.	Beijing Chaoyang School	Baorong Fan
12.	Beijing Shijingshan School	Baorong Fan
13.	Hexi Xueersi School	Baorong Fan
14.	Shanghai Changning School	Guoding Li
15.	Shanghai Minhang School	Guoding Li
16.	Wuhan Jianghan School	Yachao Liu
17.	Wuhan Jiang’an School	Baorong Fan
18.	Taiyuan Yingze School	Baorong Fan
19.	Chongqing Shapingba School	Baorong Fan
20.	Tianjin Education	Yachao Liu
21.	Shanghai Lehai	Baorong Fan
22.	Shanghai Education	Baorong Fan
23.	Shanghai Network	Baorong Fan
24.	Guangzhou Education	Zhiyong Liu
25.	Shenzhen Education	Jiangwei Ma
26.	Zhikang	Yachao Liu
27.	Hangzhou Education	Baorong Fan
28.	Nanjing Education	Baorong Fan
29.	Xi’an Network	Baorong Fan
30.	Chengdu Education	Baorong Fan
31.	Suzhou Network	Baorong Fan

Wenhui Zhuang joined the Company in 2007 and is the Company’s Beijing deputy school principal, Zhiyong Liu joined the Company in 2005 and is the Company’s Guangzhou school principal, Jiangwei Ma joined the Company in 2006 and is the general manager of the Company’s Zhikang one-on-one business line and previously served as the Company’s Shenzhen school principal.  Guoding Li joined the Company in 2010 and is one of the school principals of the Company’s Shanghai school. For the new cities the Company entered between 2008-2010, the Company’s senior management believed it was most practical to have the school principal who was running the operations also be the legal representative.  In Shanghai, the school principal who was running the operations did not have a Shanghai residence permit, which was a requirement of the Shanghai education ministry in order to be the legal representative; accordingly, the Company hired Guoding Li in order to fulfill this regulation.  As the Company expanded its operations more rapidly in 2010 and 2011, it hired Baorong Fan as a full-time legal representative to fulfill the role of legal representative in the new cities the Company entered in those years as well as new districts entered in existing cities.

The Company respectfully advises the Staff that the legal representative of a PRC company, being the chairman of the board or the general manager of the PRC company (as set forth in the company’s articles of association), is the authorized signatory for the PRC company.  As a result, the legal representative of a PRC company has the apparent authority to sign contracts on behalf of such PRC company. However, under PRC law, the legal representative can only make decisions relating to a company with authorization of the company’s board.  If a legal representative fails to obtain the appropriate approval before signing an agreement on behalf of the company, the legal representative is legally liable for any damages suffered by such company pursuant to Article 66 of the PRC General Principles of Civil Law.  If the legal representative of the PRC company is a director, then such legal representative may be removed by such company’s shareholders, and if the legal representative of the PRC company is a general manager, such legal representative may be removed by the company’s board. Pursuant to the irrevocable powers of attorney executed by the shareholders of the VIEs, the legal representatives of the VIEs may be removed at the sole discretion of TAL Beijing.

Through the irrevocable powers of attorney granted by the shareholders of the VIEs, all the VIE shareholders’ rights have been assigned to TAL Beijing, which include the rights to dividends, participate in and vote at shareholders’ meetings, and nominate, appoint and remove directors. Pursuant to the powers of attorney, TAL Beijing is able to nominate, appoint and remove the directors of the VIEs. The directors so appointed are legal representatives or are able to appoint the legal representative of the VIEs, who have the apparent authority to sign contracts on behalf of the VIEs.  Therefore, through the power of attorney, the legal representative of a VIE may be removed at the sole discretion of TAL Beijing.

Liquidity and Capital Resources, page 80

4.                                      We note from your disclosures on page 80 that you “will in the future consolidate the results of Beijing Dongfangrenli.” According to the list of subsidiaries on page F-9 and related disclosures in note one of your financial statements; it appears that you already consolidate the results of Beijing Dongfangrenli. Please explain this inconsistency in disclosure.

The Company respectfully advises the Staff that it concluded it was appropriate to consolidate Beijing Dongfangrenli as of February 29, 2012; however, through that date the entity did not have any material operations to be included for the periods presented.

Dividend Distributions, page 83

5.                                            We note your disclosure that you had $188.6 million in cash and cash equivalents, $10.3 million in bank term deposits and no bank borrowings as of February 29, 2012. Please disclose the amounts held in entities outside of the PRC and inside the PRC further disaggregated to show amounts held by the PRC VIEs and outside the VIEs. In addition, describe the costs that would be incurred to transfer cash within each level of the corporate structure.

The Company respectfully advises the Staff that its cash and cash equivalents and its bank term deposits inside and outside of the PRC as of February 29, 2012 are as follows:

	Cash and cash	Cash and cash	Total Cash and
	equivalents In	equivalents In	cash	Term deposits In	Term deposits in	Total Term
	RMB	USD	equivalents	RMB	USD	deposits
	(In thousands)
Entities outside of the PRC	$100,055	$698	$100,753	$0	$0	$0

PRC VIE	48,556	—	48,556	10,328		10,328
Outside of VIE	38,584	687	39,271	—	—	—
Entities inside of the PRC	87,140	687	87,827	10,328	—	10,328

Total	$187,195	$1,385	$188,580	$10,328	$0	$10,328

The Company respectfully advises the Staff that, when TAL Beijing receives cash from the VIEs for the service provided and self-developed software products sold, the primary cost would be business taxes (including surcharges) of 5.6% and a value-added tax of 17%.  The value-added tax burden is lessened due to the Company having a value-added tax refund under applicable PRC law.

In addition, TAL Beijing is subject to a 10% (in special cases 5% if Xueersi Hong Kong, our Hong Kong intermediate holding company, qualifies as the beneficial owner based on the PRC’s treaty with Hong Kong) withholding tax in the PRC if they were to pay dividends to Xueersi Hong Kong. There is no withholding tax for transfers of cash from Xueersi Hong Kong to our Cayman Islands holding company.

6.                                           We note from your disclosure on page F-16 that you have current assets of $143,015,383 at February 29, 2012 exclusive of the amounts at the VIEs. Please address the following:

a.              Disclose how much of the cash amounts relate to proceeds from the initial public offering or other offerings.

The Company respectfully advises the Staff that, as of February 29, 2012, US$95.3 million of the Company’s cash and cash equivalents was related to IPO proceeds.

b.              Disclose restrictions on the ability to transfer proceeds into the PRC, any required governmental approvals, and status of these approvals.

The Company respectfully advises the Staff that, as disclosed on page 25 of the 2012 Form 20-F, the Company, as an offshore holding company with PRC subsidiaries, may transfer the proceeds into the PRC by the following methods (1) making additional capital contributions to its PRC subsidiaries, (2) establishing new PRC subsidiaries and making capital contributions to these new PRC subsidiaries, or (3) making loans to its PRC subsidiaries or its VIEs. The required governmental approvals for such methods stated above mainly include:

•                  Capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus. Since the IPO in October 2010 until February 29, 2012, the Company did not apply for any additional contributions to its subsidiaries or for the establishment of any new subsidiaries in the PRC.

•                  Loans by the Company through Xueersi Hong Kong to its subsidiaries in the PRC, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange (“SAFE”), or its local bureaus, and loans by the Company to its Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus. Since the IPO in October 2010 until February 29, 2012, the Company did not make any loans to its subsidiaries or Consolidated Affiliated Entities in the PRC.

c.               Discuss the effects of not using the proceeds as described in the “Use of Proceeds” section of the offering document, if material, referring to FRC 501.13.d.

The Company respectfully advises the Staff that, as of February 29, 2012, its Cayman Islands holding company and its subsidiary in Hong Kong had US$100.8 million cash and cash equivalents, and its PRC subsidiaries and Consolidated Affiliated Entities had US$87.8 million cash and cash equivalents. The Company views cash as a fungible resource and is mindful of the financial costs and inefficiencies and the delays which could result from moving cash from offshore to onshore and vice versa.  Accordingly, the Company has managed its cash needs for its various operating, investing and financing activities in a manner that is in the best interest of its shareholders.

For example, in recent years, when making capital investments to expand its network of learning centers and service centers or to improve its existing facilities (two of the stated intended uses of IPO proceeds, as set forth on page 41 of the Company’s final IPO prospectus), the Company has chosen to source this cash from the retained earnings of its Consolidated Affiliated Entities and PRC subsidiaries, as such an approach is more efficient as compared to bringing offshore cash onshore.  On the other hand, when the Company decided to return cash to investors (either in the form of cash dividends or a share buyback), the more cost-efficient approach has been to source this cash from the offshore cash balances held by TAL Education Group; such an approach avoids the additional costs which the Company highlights in the last paragraph of its response to Staff comment No. 5 above.

The Company believes that its cash management methods, as set forth in this response to Staff comment No. 6(c), are consistent with FRC 501.13(d) (liquidity and capital resources—cash management), which provides that “[c]ompanies generally have some degree of flexibility in determining when and how to use their cash resources to satisfy obligations and make other capital expenditures.”  In this regard, the Company disclosed on page 41 of its IPO prospectus that “Our management….will have significant flexibility and discretion to apply the net proceeds of this offering.”  As stated above, as the Company views cash as a fungible resource and is mindful of the financial costs and inefficiencies and the delays which could result from moving cash from offshore to onshore and vice versa, it endeavors to source the cash that it needs for its various operating, investing and financing activities in a cost-efficient manner that it believes is in the best interest of its shareholders.

d.              Discuss intentions to use the cash that is offshore and risks and uncertainties relating to the disclosed intended use.

The Company respectfully advises the Staff that it intends to use the cash it holds offshore for potential dividend distributions, share repurchases, equity interest acquisitions in other companies, and for other general corporate purposes.

As discussed above in the Company’s response to Staff comment No. 6(c), the Company views its cash resources available, including cash balances held offshore by TAL Education Group and cash balances held in China by its PRC subsidiaries and Consolidated Affiliated Entities, collectively, and endeavors to utilize its cash resources in a cost-efficient manner to meet its needs for various operating, investing and financing activities.

In terms of the risks and uncertainties relating to the disclosed intended use of the Company’s IPO proceeds, the Company has disclosed these risks and uncertainties in the risk factor entitled— “PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our expansion or operations”—starting from page 25 of the 2012 Form 20-F.

7.                                      We note your disclosure of the amounts that TAL Beijing and its designated PRC subsidiaries collectively charged the Consolidated Affiliated Entities. Please disclose the amounts paid by the VIEs to settle the fees for each period presented and the amount payable at each balance sheet date, to the extent material.

The Company respectfully advises the Staff that the VIEs collectively paid US$5.0 million, US$25.2 million, and US$33.4 million in service fees to TAL Beijing and its designated PRC subsidiaries, which accounted for approximately 70%, 69% and 78% of the VIEs’ net income prior to service fee expenses, in the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.  As of fiscal year end February 28, 2011 and February 29, 2012, the balance of the amount payable for the fees was US$2.8 million and US$4.7 million, respectively.

In response to the Staff’s comment, in its future Form 20-Fs, the Company will revise the third paragraph appearing on page 83 of the 2012 Form 20-F as follows (additional text is in italics and underlined):

“As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries.  The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings.  In the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, TAL Beijing and its designated PRC subsidiaries collectively charged US$23.1 million, US$35.3 million and US$        million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid US$25.2 million, US$33.4 million, and US$        million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.  As of fiscal year end February 29, 2012 and February 28, 2013, the balance of the amount payable for the fees was US$4.7 million and US$        million, respectively.

Note 1. Organization and Principal Activities, page F-9

8.                                      We refer to the percentage of economic ownership as presented in the subsidiary table on page F-9. You indicate that you have a 100% economic ownership in your VIEs and the VIE’s subsidiaries. In order to provide your readers with a complete understanding of your organizational structure, the legal ownership of your VIES, and to be consistent with your organizational structure as presented on page 59, please revise the presentation to reflect your legal ownership, rather than economic ownership.

In response to the Staff’s comment, in its future Form 20-Fs, the Company will revise the presentation of the subsidiary table to add a column on “legal ownership” and will include “N/A” in this column for all of its Consolidated Affiliated Entities.

9.                                      We note your organization chart on page 59. Please disclose which accounting model you applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model, to support consolidation of your schools. Describe how their respective VIEs achieve power and economic returns from the schools.

The Company respectfully advises the Staff that, in future filings of its Form 20-Fs, it will revise its organization chart which appears in Item 4.C of the Form 20-F in the manner as set forth in Exhibit I attached hereto, which will include the following explanatory footnote.

“The Company evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models.  After consideration, the Company consolidated the schools under the variable interest model.”

Through their sponsorship interest in the schools, Xueersi Network and Xueersi Education have the power to direct the activities that significantly impact the economic performance of the schools and the obligation to absorb losses or receive benefits from the schools.  The sponsorship interest in the schools enables the sponsor to control the schools’ executive council or board of directors and activities. In addition, the sponsors have the obligation to absorb all the expected losses and the right to receive the benefits.

To assist the Staff in understanding the Company’s judgments in consolidating the schools, the Company has summarized its analysis below:

Determining whether the Private Schools are Variable Interest Entities

The Company recognizes that there may be a view that sponsorship interests, although substantially equivalent to equity interests, may not qualify as equity interests under U.S. GAAP. If one were to take the view that sponsorship interests were not considered to be the same as equity interests, the schools would not have sufficient equity investment at risk and would therefore qualify as variable interest entities under ASC 810-10-15-14(a).

Alternatively, the schools would also be considered to be variable interest entities as they meet the condition set out in ASC 810-10-15-14(c). Substantially all the activities of the private schools involve or are performed on behalf of TAL Beijing or the VIE’s, all of which are appropriately consolidated by the Company. TAL Beijing and the VIEs would be considered related parties.

Because substantially all of the activities of the schools are conducted on behalf of the related party group comprised of TAL Beijing and the VIEs, the condition in ASC 810-10-15-14(c)(2) is met. In addition, TAL Beijing does not have any direct voting rights in the schools, but, through the exclusive service agreements with the schools, it possesses the right to receive a significant portion of the benefits from the schools, which indicates that TAL Beijing has disproportionately few voting rights with regards to the schools. Accordingly, the Company has concluded that the condition in ASC 810-10-15-14(c)(1) is also present, and the schools are variable interest entities pursuant to the guidance in ASC 810-10-15-14(c).

Determining the Primary Beneficiary of the Private Schools

If the Company follows the chain of command in the analysis, the power to direct the activities of the schools is held by the sponsors. The sponsorship interest in the schools enables the sponsor to control the schools’ executive council or board of directors and activities. In addition, the sponsors absorb expected losses and have the right to receive the benefits via service agreements. Accordingly, following the guidance in ASC 810-10-25-38A, as the sponsors of the schools, the Company’s VIEs would be considered the primary beneficiaries of the private schools, and should therefore consolidate the private schools’ financial results of operations, assets and liabilities.

However, in consideration of the contractual arrangements entered into by and among the Company’s VIEs, the VIE’s shareholders and TAL Beijing, TAL Beijing can effectively control the VIEs’ shareholders (through the power of attorney). As such, the rights that accrue to the VIEs or their wholly owned subsidiaries effectively accrue to TAL Beijing.

The Company further evaluated the VIEs and TAL Beijing, as a related party group, in determining who is most closely associated with the schools.

After considering all the relevant facts and circumstances, including the indicators in ASC 810-10-25-44, the Company has concluded that TAL Beijing is the member of the related party group that is most closely associated with the schools. Accordingly, under this approach, TAL Beijing is considered the primary beneficiary and should consolidate the private schools.

Although the Company observes that the “chain of consolidation” under the ASC 810-10-25-38A approach, the ASC 810-10-25-44 approach described above may be different.  However, the end results under both approaches are the same.

The Company considered the voting interest, lease and asset model.  The Company respectfully advises the Staff of their consideration of the voting interest model below:

Voting interest model analysis

There is an alternative view that under current PRC law, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purpose, substantially equivalent to the “equity interest” a shareholder holds in a company. Specifically, the Company’s VIEs and their subsidiaries are the sponsors of the schools. Under Article 71 of the General Principles of the Civil Law, “property ownership” means the owner’s rights to lawfully possess, utilize, profit from and dispose of the property. Based on this definition, the sponsorship interest in a private school could be substantially equivalent to equity interest that a shareholder holds in a company, because a sponsor has the rights to lawfully (1) possess, (2) utilize, (3) profit from, and (4) dispose of the sponsorship interest in the private school.

As discussed above, the sponsorship in the schools held by the Company’s VIEs or their subsidiaries as sponsors could be substantially equivalent to equity ownership and provide the sponsors with direct voting control. If it was concluded the schools were voting interest entities, the sponsors, who are the holders of a 100% ownership interest that have the ability to make major decisions affecting the schools, would appropriately consolidate the schools under the voting interest entity model. In considering this alternative, it is noted that the exceptions, including reorganization, bankruptcy, foreign exchange restriction, or other governmental uncertainties in paragraph ASC 810-10-15-10(a) 1(i.-v.) do not apply to the schools. Hence, the schools should be consolidated by their sponsors, the VIEs under paragraph ASC 810-10-15-8.

As stated previously, the Company made a judgment to apply the variable interest model and acknowledges that application of the voting interest model would result in the same accounting treatment.

The Company rejected the other models due to the facts and circumstances; for example, none of the Company’s wholly owned PRC subsidiaries, the VIEs or its subsidiaries or the sponsored private schools issues any standalone financial statements, as under the leasing model, if a lease were to exist as a result of any contractual arrangements it would be eliminated in the consolidated financial statements of the Company.

The VIE arrangements, page F-11

10.                               For your activities that most significantly impact the economic performance of your VIEs, please tell us who makes the significant decisions involving those activities. In other words, tell us whether the managers or board of directors makes those decisions and at what level in your organization [i.e., TAL Education Group, TAL Beijing (“WFOE”), the VIEs or the VIEs’ subsidiaries].

The Company respectfully advises the Staff that the activities that most significantly impact the economic performance of the Company’s VIEs are as follows:

a.              Content and product line development and management;

b.              School principals and teachers recruitment, training and retention;

c.               Geographic expansion and center utilization management and expansion;

d.              Student recruitment and pricing; and

e.               New business investment / development.

The Company respectfully advises the Staff that the decision-making authority concerning the above-mentioned five activities that most significantly impact the economic performance of the Company’s VIEs resides at the Company’s executive committee (which is described in more detail in the response to Staff comment No. 11 below), with ultimate approval by the Company’s board of directors.

All of the general managers of the business units, HR directors, financial department heads, and 14 of the 15 school principals are employees of the Company’s wholly owned PRC subsidiaries.

11.                               Please describe for us the decision-making process for the significant activities, including how decisions are communicated and executed, what decisions require elevation for approval by another party (e.g., the board of directors), and in which governing documents these decision-making processes are prescribed.

The Company respectfully advises the Staff that ultimate decision-making authority concerning the activities that most significantly impact the economic performance of the VIEs resides at the TAL Education Group level, through the Company’s executive committee and then its board of directors.  As the Company is the sole shareholder of TAL Beijing, the Company’s executive committee, and ultimately the Company’s board, has the right to appoint TAL Beijing's directors and thus has the right to direct the activities of TAL Beijing.  TAL Beijing’s board directs the activities of the VIEs which it has the right to control pursuant to the VIE agreements.  The boards of the VIEs are responsible for the activities of the schools and other subsidiaries of the VIEs, but, through the VIE agreements (namely the power of attorney), the control of the VIEs’ boards has been given to TAL Beijing, which in turn is controlled by the Company through 100% equity ownership.  As used herein, “VIE agreements” refers to the exclusive business cooperation agreements, call option agreements, equity pledge agreements, letters of undertaking, powers of attorney and spousal consent letters.  The terms of the VIE agreements are described on pages 60-62 of the 2012 Form 20-F.

The Company has a senior management governing body called the executive committee. The executive committee reports to, and serves at the pleasure of, the Company’s board.   The executive committee is comprised of: Mr. Bangxin Zhang, Chairman and Chief Executive Officer of the Company; Mr. Joseph Kauffman, Chief Financial Officer of the Company; Mr. Yachao Liu, Senior Vice President of the Company and General Manager of the online courses business unit; Mr. Yunfeng Bai, Senior Vice President of the Company and General Manager of the small class business unit; and Ms. Li Yu, Vice President of Human Resources at the Company. Aside from Ms. Li, all members of the executive committee are also executive officers of the Company. Mr. Bangxin Zhang is the only member of the executive committee who also serves as a member of the Company's board of directors.  The Company's board of directors can, at any time by means of a board resolution, define or modify the scope of authority of the executive committee.  The Company’s board of directors has authorized the executive committee to make certain decisions without needing to obtain prior board approval, and these decisions (along with certain other decisions which must be approved by the board or the audit committee of the board) are set forth in Exhibit II attached hereto.  The executive committee does not make decisions for which they are not authorized; decisions which are outside of the executive committee’s authorized scope of decision-making power are reported directly to the board for their attention and action.  Communication between the executive committee and the Company’s board and/or audit committee of the Company’s board takes place at least quarterly, with additional communication opportunities presented through the budget approval and/or annual report review processes.  At quarterly meetings, members of the Company’s board will ask questions of management, including, among others, questions concerning: key metrics used for measuring the business; how frequently this measuring and internal reporting against such metrics takes place; the nature of the evolving competitive landscape and how the Company’s management is addressing changes in the competitive landscape; and the internal controls the Company has implemented as it continues to expand.

12.                               Please explain what decision making the local managers or executives have over operations and whether that decision making is ultimately controlled by the board decision making.

The Company respectfully advises the Staff that the budget is the key mechanism through which the Company’s board exercises its influence and control over the activities that most significantly impact the economic performance of the VIEs.  The budgeting process begins in November/December of the prior year and is completed in March/April of the fiscal year for which the budget is being set (the Company’s fiscal year is from March 1 to February 28/29).  The first step in the process is the executive committee setting a revenue and operating profit target for the Company as a whole.  The business unit general manager then has each of the local managers reporting to him or her prepare his or her respective budget.  Following multiple rounds of rebalancing, the business unit general manager submits the business unit budget, which after being aggregated by the finance department, is sent to the executive committee.  Through multiple rounds of budget rebalancing of each of the businesses as well as the Company headquarters functional departments to the requirements of the executive committee, the executive committee signs off on the budget.  Upon signoff by the executive committee, the budget is discussed with the Company’s board of directors, which consists of the Company’s chief executive officer and three independent directors, for approval.

Once the budget is approved by the Company’s board, the local managers are responsible for executing that budget.  These local managers cannot exceed their respective budgets without approval from their business unit general manager.  The business unit general manager in turn can move budgets between projects or geographic locations but cannot exceed the business unit budget without approval by the executive committee.  The executive committee can authorize shifting allocations between projects or business units but any revision of the overall budget needs to be approved by the board. Each business unit general manager and each member of the executive committee is an employee of one of the wholly owned PRC subsidiaries.

13.                               Please identify for us the individuals of the board of directors and management and legal representatives of the VIEs, WFOE, and TAL Education Group. For each of those identified, tell us their percentage of ownership and voting interest in each entity. Also, tell us whether there are any relationships between those identified (e.g., contractual, familial, business, or otherwise). Please confirm how Mr. Yungdong Cao became involved in the VIEs and whether he provides any services to the Company and the nature of his relationship with Mr. Bangxin Zhang.

The members of the board of directors and management and legal representatives of the VIEs and the Company’s wholly owned PRC subsidiaries, their percentage of equity ownership and voting interest in each entity are set forth below:

i.                      TAL Education Group

The following table sets forth information regarding the directors and executive officers TAL Education Group.

Directors and Executive Officers	Position/Title	Percentage of Equity ownership as of June 20, 2012	Voting Power as of June 20, 2012
Bangxin Zhang	Chairman and Chief Executive Officer	38.4%	63.0%
Jane Jie Sun	Independent Director	*	*
Tong Chen	Independent Director	*	*
Wei Wang	Independent Director	*	*
Joseph Kauffman	Chief Financial Officer	*	*
Yachao Liu	Senior Vice President	5.9%	9.4%
Yunfeng Bai	Senior Vice President	3.3%	5.2%

* Less than 1%.

ii.                   WFOE-TAL Beijing

Individual	Title	Ownership Percentage	Voting Interests
Bangxin Zhang	Legal Representative/Director/General Manager	—	—
Yachao Liu	Director	—	—
Yunfeng Bai	Director	—	—

iii.                WFOE-Huanqiu Zhikang

Individual	Title	Ownership Percentage	Voting Interests
Bangxin Zhang	Legal Representative/Director/General Manager	—	—
Yachao Liu	Director	—	—
Yunfeng Bai	Director	—	—

iv.               WFOE-Yidu Huida

Individual	Title	Ownership Percentage	Voting Interests
Bangxin Zhang	Director	—	—
Yachao Liu	Director	—	—
Yunfeng Bai	Director	—	—
Baorong Fan	Legal Representative/General Manager	—	—

v.                  VIE-Xueersi Education

Individual	Title	Ownership Percentage	Voting Interests
Baorong Fan	Legal Representative/Director/ General Manager	—	—
Bangxin Zhang	Director	Nominal 56.5%	Assigned to TAL Beijing through the power of attorney
Yachao Liu	Director	Nominal 10%	Assigned to TAL Beijing through the power of attorney

vi.               VIE-Xueersi Network

Individual	Title	Ownership Percentage	Voting Interests
Baorong Fan	Legal Representative/Director /General Manager	—	—
Bangxin Zhang	Director	Nominal 56.5%	Assigned to TAL Beijing through the power of attorney
Yachao Liu	Director	Nominal 10%	Assigned to TAL Beijing through the power of attorney

vii.            VIE-Beijing Dongfangrenli

Individual	Title	Ownership Percentage	Voting Interests
Yachao Liu	Legal Representative/Sole Director	Nominal 19%	Assigned to TAL Beijing through the power of attorney
Lu Wang	General Manager	—	—

The Company respectfully advises the Staff that there exist no relationships, including contractual, familial, business or other similar relationships, other than colleagues, between the individuals listed above.

The Company respectfully advises the Staff that Mr. Yundong Cao was a co-founder of the Company in 2005, along with Mr. Bangxin Zhang.  He holds a 26% equity interest in each of Xueersi Education and Xueersi Network, and he has not provided any services to the Company since he resigned from his positions as president of the Company and a director on the Company’s board in April 2011 for personal reasons.

14.                               Please tell us how the shareholders of the VIEs came to own their shares in the VIEs.

The Company respectfully advises the Staff that the shareholders of Xueersi Education and Xueersi Network, respectively, came to own their shares by making registered capital contributions to these two companies when they were formed in China in December 2005 and August 2007, respectively.  The Company’s offshore holding company, TAL Education Group, was established in 2008.  The shareholders of Beijing Dongfangrenli, the Company’s other VIE, came to own their shares by being appointed by the Company as the nominees of the Company to hold the equity interests in Beijing Dongfangrenli in 2011, pursuant to a loan agreement signed between Mr. Zhang Bangxin, Mr. Liu Yachao and Mr. Bai Yunfeng and TAL Beijing. According to the loan agreement, TAL Beijing provided Mr. Zhang Bangxin, Mr. Liu Yachao and Mr. Bai Yunfeng a loan in the amount of RMB1.03million (US$0.16 million).1

15.                               Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Bangxin Zhang has the ability to unilaterally remove and appoint directors by virtue of his 63% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote. Also please describe how a “special resolution” works.

I.  On TAL Education Group level

The current members of TAL Education Group’s board of directors are Mr. Bangxin Zhang, Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang.  Mr. Zhang is the Company’s Chairman.  Ms. Sun, Mr. Chen and Mr. Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.  The Company has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee.  Each of these three committees is comprised of three independent directors.  There are no contractual, familial, business or other material relationship between Mr. Zhang and any of the independent directors, other than the fact that they are all directors of the Company.

1 This response letter contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2935 to US$1.00, the effective noon buying rate as of February 29, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Under the Company’s Articles of Association, directors of TAL Education Group can be appointed by either (1) an ordinary resolution, which is a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at an annual general meeting or an extraordinary general meeting of the Company’s shareholders, or (2) the Company’s board of directors.  A director may be removed by an ordinary resolution of the shareholders.  However, a director may not be removed by the other directors except in exceptional circumstances (namely, where a director has been absent from three consecutive board meetings without special leave of absence from the board, in which case that director may be removed by a resolution of the board). 2

The Company respectfully advises the Staff that, as required by the rules of the NYSE which differs from Cayman law, it holds an annual shareholders’ meeting during each fiscal year, which is convened by the Company’s board of directors.  In addition to annual general meetings, the Company’s board may, on its own initiative, call an “extraordinary general meeting” of its shareholders. (Under the Cayman Islands law, all general meetings other than annual general meetings are “extraordinary general meetings.”)  In addition, the Company’s memorandum and articles of association allow its shareholders holding in aggregate at least one-third of its voting shares to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting

In his capacity as the Chairman of the board of directors, Mr. Zhang does not have the authority to unilaterally appoint or remove any director.  However, as an ultimate shareholder who holds more than 50% of the voting power of the Company, Mr. Zhang has the power to requisition an extraordinary general meeting of shareholders, and at such meeting have the shareholders of the Company vote on resolutions proposed by him, which could include ordinary resolutions to appoint or remove directors; and Mr. Zhang by virtue of his greater than 50% vote has the sufficient voting rights to appoint or remove directors of the Company with or without the cooperation of other shareholders. The Company notes that this power, however, is subject to the following three major limitations:

a.              As advised by the Company’s Cayman Islands counsel, any director, regardless of how he or she is appointed, owes a fiduciary duty to the Company, not to any particular shareholder.  When acting in his or her capacity as a director, the director has a duty to act in the best interest of the Company. In making any decision regarding the Company’s actions vis-à-vis the VIEs or the VIE shareholders, the directors must comply with such fiduciary duties and specifically their duties to act in the best interests of the Company.

b.              As long as the Company remains to be a NYSE-listed company, the Company must have an audit committee, a compensation committee and a nominating and corporate governance committee consisting of independent directors.

2 The Company also respectfully advises the Staff that “Item 6. Directors, Senior Management and Employees—C. Board Practices” currently on page 90 of the Company's 2012 Form 20-F states that a director can only “be removed from office by special resolution or the unanimous written resolution of all shareholders.”  The Company respectfully advises the Staff that the Company will correct, in future filings of the Company's Form 20-F, the aforementioned disclosure to state that directors can be removed from the Company's board of directors by an ordinary resolution of the Company's shareholders.

c.               To appoint or remove any director through an ordinary resolution would require the convening of a general meeting of shareholders (in the absence of a unanimous written consent of all shareholders in lieu of a meeting, which is not practicable for a listed company).  The power to convene a general meeting lies with the board of directors, and Mr. Zhang (in his capacity as a director and Chairman of the board) would not unilaterally be able to compel the board to convene such a general meeting, without the support of the other directors.  If the board declines to convene a general meeting, then Mr. Zhang is entitled to use his shareholder right to requisition an extraordinary general meeting of the Company under Article 57.  If a general meeting is convened (whether by the board or following a requisition by Mr. Zhang), proper notice will have to be given to all shareholders of record according to Cayman Islands law and any of such notices and any materials provided to the shareholders in connection with such extraordinary general meeting must be filed on Form 6-K with the SEC.

II. Subsidiaries of TAL Education Group

As the sole ultimate shareholder of all of its subsidiaries, TAL Education Group has the ultimate power to remove or appoint all directors and managers at each of its subsidiaries.

III. VIEs

By virtue of the fact that the Company wholly owns TAL Beijing, which has contractual arrangements (including the powers of attorney) with the VIEs and their shareholders whereby TAL Beijing is able to exercise effective control over the VIEs, the Company is ultimately able to effect the removal or appointment of all directors and managers at the VIEs.  Directors of each of the VIEs’ subsidiaries and schools are appointed by the VIEs, upon instruction from TAL Beijing pursuant to the powers of attorney, as its shareholder or sole sponsor.  Through the irrevocable powers of attorney granted by the shareholders of the VIEs, all the VIE shareholders’ rights have been assigned to TAL Beijing, which include the rights to nominate and appoint directors. As a result, the board of the Company has the right (through directing the activities of TAL Beijing, its wholly owned subsidiary) to appoint and remove the directors of each of the VIEs. Under the relevant PRC laws, these VIEs’ directors appointed by TAL Beijing have the right to appoint and remove senior management of the VIEs.

IV. Special resolutions

The Company respectfully advises the Staff that under Cayman Islands law, a special resolution is a resolution:

(1) passed by a majority of not less than two-thirds of such shareholders of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled; or

(2) approved in writing by all of the shareholders of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

16.                               Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level.

According to Article 91 of the Company’s Articles of Association, the business of the Company shall be “managed” by the board of directors. As advised by its Cayman Islands counsel, the Company’s articles and Cayman Islands law basically require any matters that are material to the Company as a whole to be approved or authorized by the board of directors.  The Company respectfully advises the Staff that Exhibit II, attached hereto, sets forth certain matters (which list is non-exhaustive) which are required to go to the Company’s board of directors for approval.  In addition, the following matters are also required to be submitted to the board for approval:

•                  Under the Company’s audit committee charter, the audit committee must review and pre-approve any proposed transaction between the Company or any of its subsidiaries or consolidated affiliated entities, on the one side, and any of the officers, directors or shareholders of the Company or their respective affiliates (each, a “Related Party”), on the other side, involving over US$120,000 in a single transaction or a series of related transactions.

•                  The Company’s compensation committee is responsible for, among other things (1) reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers; (2) reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

•                  The Company’s Nominating and Corporate Governance Committee is responsible for, among other things (1) selecting and recommending to the board nominees for election by the shareholders or appointment by the board; (2) reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and (3) making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board.

•                  Any changes to the VIE agreements require the approval of the Company’s board of directors.  As such transactions involve Mr. Zhang, they would be a related party transaction, which would also require the approval of the Company’s audit committee, which are comprised of independent directors who satisfy the requirements of Rule 10A-3 under the Exchange Act, which does not provide any exemptions to foreign private issuers.

Questions arising at board meetings are decided by a majority of votes, with each director being entitled to one vote. In case of an equality of votes the Chairman of the board shall have a second or casting vote.  The current members of TAL Education Group’s board of directors are Mr. Bangxin Zhang, Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang.  Mr. Zhang is the Company’s Chairman.  Ms. Sun, Mr. Chen and Mr. Wang are independent directors.  Each of the Company’s three committees is comprised of three independent directors

17.                               Please tell us how you evaluated the power over significant activities of the VIEs that Mr. Bangxin Zhang has through both his indirect equity ownership (through Bright Unison Limited) in TAL Education Group through the WFOE and the direct ownership of the VIEs.

The Company respectfully refers the Staff to the Company’s response to Staff comments No. 10 and 11, where the Company identifies the Company’s board of directors and/or executive committee as the decision making bodies with the ability to direct the activities that most significantly impact the VIEs’ economic performance.  The Company also respectfully refers the Staff to the Company’s response to Staff’s comment No. 15, where the Company explains how the Company’s directors are appointed and dismissed.

The Company’s board of directors is currently comprised of Mr. Zhang and three other directors that satisfy the independence requirements of NYSE Listed Company Manual Rule 303A.04 and Rule 303A.05.  The Company’s board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee.  There are no contractual, familial, business or other material relationships between Mr. Zhang and any of the independent directors, other than the fact that they are all directors of the Company.

Under the Company’s audit committee charter, the audit committee must review and pre-approve any proposed transaction between the Company or any of its subsidiaries or consolidated affiliated entities, on the one side, and any of the officers, directors or shareholders of the Company or their respective affiliates (each, a “Related Party”), on the other side, involving over US$120,000 in a single transaction or a series of related transactions.

Any changes to the VIE agreements require the approval of the Company’s board of directors.  As such transactions involve Mr. Zhang, they would be a related party transaction and require the approval of the Company’s audit committee, which must be comprised of entirely independent directors who satisfy the requirements of Rule 10A-3 under the Exchange Act.

As the Company has discussed in further detail in its response to the Staff’s comment No. 10 above, the ultimate decision-making authority concerning the activities that most significantly impact the economic performance of the Company’s VIEs resides at TAL Education Group’s board of directors.  The Company’s executive committee, and ultimately the Company’s board, directs the activities of TAL Beijing, which the Company controls by 100% equity ownership.  TAL Beijing’s board, upon instruction from the Company’s board and/or executive committee and pursuant to the contractual agreements with the VIEs and the VIE shareholders, directs the activities of the VIEs.

After the execution of the VIE agreements with TAL Beijing, the VIE shareholders have not made decisions, in their capacity as shareholders of the VIEs, regarding the activities of the VIEs that most significantly impact the economic performance of the VIEs.  Rather, pursuant to the powers of attorney, the VIE shareholders adopt resolutions as instructed by TAL Beijing, and ultimately the Company’s board, which has ultimate decision-making authority. Accordingly, the Company does not view the “ownership interest” held by the nominee shareholders (including Mr. Zhang) of the VIEs as being substantive for any practical purpose and Mr. Zhang, in his capacity as a nominee shareholder in the VIEs, does not have any power over the significant activities of the VIEs.

The Company believes that the above factors demonstrate the means by which the Company’s governance structure is currently operating, and in such operations has served as a form of checks and balances over Mr. Zhang notwithstanding the fact that his voting interest in the Company exceeds 50%.   Although Mr. Zhang currently has a voting interest in excess of 50%, this is not a result of Mr. Zhang’s actions themselves.  Rather, immediately subsequent to the Company’s IPO, Mr. Zhang held a less than majority voting interest.  Mr. Zhang became a holder of a majority of the voting securities in the Company after the Company’s IPO through no action of his own, rather this change occurred after the private equity investors converted some of their high-vote class B shares into low-vote class A shares after the IPO to facilitate their sales.

The Company respectfully advises the Staff that it plans to seek pre-clearance from the Office of the Chief Accountant on this matter in conjunction with its response to Comment No. 18 and 21 that follow.  In that pre-clearance correspondence, the Company will elaborate on how the aforementioned information affects Mr. Zhang’s power over the significant activities of the VIEs through his indirect ownership in the Company and the direct ownership of the VIEs. The Company is in the process of preparing its pre-clearance submission and will provide the Division of Corporation Finance with a copy of its pre-clearance letter concurrent with its submission to the Office of the Chief Accountant.

18.                               Please discuss the evaluation of whether common control of TAL Education Group and the VIEs exists, and what impact that conclusion had on the consolidation analysis of the VIEs.

The Company respectfully advises the Staff that it plans to seek pre-clearance from the Office of the Chief Accountant on the evaluation of substantive contracts between the Company, TAL Beijing and the VIEs after Mr. Zhang became a beneficial owner of the majority voting securities of the Company.  The Company will address the Staff’s comment in the pre-clearance correspondence.

19.                               Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIE and the owners/managers of either the WFOE or TAL Education Group. If so, describe to us how they were resolved.

The Company respectfully advises the Staff that there have been no disputes or disagreements between the owners/managers of the VIEs and the owners/managers of either TAL Beijing or TAL Education Group.

20.                               Please tell us how the management of the WFOE and VIEs are hired, terminated, and compensated.

The Company respectfully advises the Staff that, according to the articles of association of its wholly owned PRC subsidiaries and its VIEs, the board of directors of each such entity is entitled to make the decision to hire and terminate the respective manager.  In practice, however, the VIEs’ and wholly owned PRC subsidiaries’ respective board of directors have each delegated the authority to make management hiring decisions to the group human resources department, which may further delegate to business unit human resources department or school human resources department depending on the level of the hire.

The Company’s policy for hiring employees, including management, is as follows: The head of the department with recruiting needs, school, or business unit provides the recruitment needs to the human resources department of the Company.  Next, they together create a recruitment plan. The human resources department searches for applicants through various channels, such as its own networks, the internet, news media and headhunters, and recommends candidates.  Based on the feedback from the requesting department, school, or business unit as well as the human resources department, the most qualified candidate is hired for the position and an employment contract is signed.

When hiring senior management personnel, the compensation committee of the Company’s board of directors assists the board in reviewing and approving the compensation structure, including all forms of compensation. The compensation committee is responsible for, among other things: reviewing and approving, or recommending to the board for its approval, the compensation for the Company’s chief executive officer and other executive officers, and reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

The Company’s policy for terminating employees’ employment contracts, including management, is as follows: According to Company policy, each employee must take new employee training and pass a three to six month probation period. If her or his performance cannot meet the requirement of her or his supervisor, the human resources department will send her or him a written notice to terminate the employment contract. The new employee, who passes the probation period will become a full time employee of the Company.

Pursuant to the PRC Labor Contract Law and other relevant laws and regulations, the legal requirements for terminating employment of any employees by the Company after probation period are set forth as the following: the Company may terminate an employee immediately without paying any compensation, if the employee:  (1) materially breaches the Company’s rules and regulations; (2) commits serious dereliction of duty or practices graft, causing substantial damage to the Company; (3) has established an employment relationship with another employer which materially affects the completion of his tasks with the Company, or he refuses to rectify the matter after the same is brought to his attention by the Company; (4) uses such means as deception or coercion, or takes advantage of the Company’s difficulties, to cause the Company to conclude an employment contract with him, or to make an amendment thereto; or (5) is charged for criminal liability.

In addition, the Company may terminate an employee by giving the employee a 30 days’ prior written notice, or one month’s salary in lieu of notice with a compensation equal to the employee’s one month salary multiplying by the years such employee has worked for the Company, if: (1) after the set period of medical care for an illness or non-work-related injury, the employee can engage neither in his original work nor in other work arranged for him by the Company; (2) the employee is incompetent and remains incompetent after training or adjustment of his position; or (3) a major change in the objective circumstances relied upon at the time of conclusion of the employment contract renders such employment unpractical to perform and, after consultations, the Company and the employee are unable to reach agreement on amending the employment contract.

The Company’s policy for compensation, including management of its wholly owned PRC subsidiaries and the VIEs, is as follows: TAL Education Group’s human resources department determines the starting salary level of the new employee based on several factors, such as level of the position, salary level in the external market, and previous work experience.  The salary of the management personnel is subsequently adjusted based on job performance.  There is no difference between the Company’s wholly owned PRC subsidiaries and the VIEs concerning the compensation managers receive, or how their job responsibilities are executed.

As stated above, the group has a centralized human resources department which is responsible for executing the day to day decisions regarding the hiring, compensation and termination of employees. The vice president of the human resources department is a member of the executive committee, which ultimately reports to the board of directors.

21.                               Please tell us how you considered Mr. Bangxin Zhang’s voting power of 63% of TAL Education Group and his majority ownership in certain VIEs in determining whether the contractual agreements with those VIEs are substantive. Please also describe why Mr. Bangxin Zhang’s economic interest is different than his voting interest. In your response, explain how the WFOE would enforce the contracts in the event the VIEs breach the contract terms in light of the fact that Mr. Bangxin Zhang has majority voting power in both TAL Education Group and the VIEs.

The Company respectfully advises the Staff that it plans to seek pre-clearance from the Office of the Chief Accountant on the evaluation of substantive contracts between the Company, TAL Beijing and the VIEs after Mr. Zhang became a beneficial owner of the majority voting securities of the Company.

22.                               Please describe to us the barriers to exercising your rights under the various VIE arrangements.

The Company respectfully advises the Staff that there are no substantial barriers, whether financial, operational or otherwise, to the Company’s ability to exercise TAL Beijing’s rights under the various VIE arrangements.  However, the Company respectfully advises the Staff that in conjunction with the Company’s response to Comments No. 18 and 21, the Company plans to seek pre-clearance from the Office of the Chief Accountant on whether Mr. Zhang’s majority voting power is considered a barrier to exercise the Company’s rights under the various VIE arrangements.

There are uncertainties relating to the arbitration results and enforcement of the Company’s VIE agreements or arbitration awards in the PRC, and the Company has disclosed these risks under the risk factors titled “We rely on contractual arrangements with our Consolidated Affiliated Entities for our China operations, which may not be as effective in providing operational control as direct ownership”, the revised version of which is set forth in response to Staff comment No. 1, “Any failure by our Variable Interest Entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition”, which appears on pages 17 and 18 of the 2012 Form 20-F, and “Uncertainties with respect to the PRC legal system could have a material adverse effect on us”, which appears on page 20 of the 2012 Form 20-F.

23.                               Please describe to us the importance of Mr. Bangxin Zhang to the operations of the VIEs and TAL Education Group. In addition, explain to us the extent board approval is required for management decisions he makes.

The Company respectfully advises the Staff that, due to Mr. Zhang’s ongoing oversight of the Company since the time he co-founded it in 2005, Mr. Zhang has acquired a rich understanding of the Company’s business and operations, as well as the private education industry in China.  For this reason, in the risk factor headed “Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services” on page 11 of the 2012 Form 20-F, the Company has listed Mr. Zhang as one of four senior management-level persons at the Company upon whom the Company depends for its future success.

That said, the Company respectfully advises the Staff that its continued operations and future success does not depend solely upon Mr. Zhang’s continued employment with the Company, and the Company has other experienced leaders on its senior management team, including the Company’s Chief Financial Officer and its two Senior Vice Presidents, who are intimately aware of the Company’s business, operations and finances, and could capably lead the Company to continued success in the event that Mr. Zhang should no longer be employed by the Company.  If Mr. Zhang was to ever take any actions which the Company’s board felt was in violation of his fiduciary duties as an officer of the Company, the board could terminate Mr. Zhang’s employment with the Company.  Under the employment agreement between the Company and Mr. Zhang, the Company’s board can terminate Mr. Zhang from his position as Chief Executive Officer of the Company at any time without cause upon one-month prior written notice to Mr. Zhang.  Mr. Zhang leads the Company more in terms of providing strategic direction, and he is not presently as involved in the detailed operations of the Company as he used to be in the early years of the Company’s history.  Accordingly, although Mr. Zhang continues to make valuable contributions to the success of the Company in terms of providing strategic direction, he is not indispensable to the continued operations of the Company, including its PRC subsidiaries and VIEs.

The Company respectfully advises the Staff that in his capacity as Chief Executive Officer of the Company, Mr. Zhang has the power to, among other things, hire and supervise employees which report to him, manage the budget of his CEO office, interview and have veto power over employment of any new hire who is manager level and above, and sign contracts on behalf of the Company without board approval below a certain materiality threshold. As stated in the response to Comment No. 20, the group has a centralized human resources department which is responsible for executing the day to day decisions regarding the hiring, compensation and termination of employees. The vice president of the human resources department is a member of the executive committee, which ultimately reports to the board of directors.

The Company further advises the Staff that the Company’s board reviews Mr. Zhang’s performance as the Company’s Chief Executive Officer.  The delegation of management decisions to an officer does not relieve the directors of their duties to the Company and the directors still retain ultimate responsibility for exercising supervision and control over the acts of such officer, and can ultimately remove such officer.

Mr. Zhang is also one of five members on the executive committee, which is explained in more detail in the Company’s response to Staff comment No. 11.  All matters requiring executive committee approval are decided by a majority vote, and Mr. Zhang’s vote counts equally with the other four members on the executive committee.  The matters requiring executive committee approval are set forth in Exhibit II attached hereto. The Company respectfully advises the Staff that, in circumstances where the executive committee has the authority to take some corporate action but Mr. Zhang on behalf of the executive committee believed it would be more appropriate for the board to first consider and approve such action, Mr. Zhang has nonetheless consulted the board prior to the executive committee’s taking such actions.

24.                               We note under the call option agreement that TAL Beijing can demand that shareholders of the VIEs transfer their equity interests in the VIE to another party designated by TAL Beijing. Please explain to us how you considered this right in your consolidation analysis and why it is not disclosed as an “agreement that provide TAL Beijing effective control over the VIEs.”

The Company respectfully advises the Staff that it views all of its VIE agreements, as a whole, as providing TAL Beijing with the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and the right to receive substantially all the economic benefits from the VIEs.  Accordingly, TAL Beijing is considered the primary beneficiary of the VIEs and their subsidiaries, and thus the results of the operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Company’s consolidated financial statements.

Although, for the benefit of the readers of the Company’s Form 20-F, the Company in its previous Form 20-Fs had categorized each of the VIE agreements as being in one of two categories, namely “Agreements that Provide Effective Control over Our Consolidated Affiliated Entities” or “Agreements that Transfer Economic Benefits to Us,” some of these VIE agreements are actually both control agreements and agreements that transfer economic benefits to the Company or agreements that transfer economic benefits to the Company or absorb the expected losses of the VIEs.  For instance, the Exclusive Business Cooperation Agreement is primarily an agreement that transfers economic benefits to the Company, but it also provides the Company control over the VIEs because pursuant to this agreement, the VIEs will not accept any consultation or services provided by any third party without TAL Beijing’s prior written consent.

Similarly, the Company views the call option agreement as both an agreement that transfers economic benefits and an agreement that provides TAL Beijing with effective control over the VIEs.  It is an agreement that transfers economic benefits because pursuant to the call option agreement, the exercise price of the call option is “the lowest price permitted by the PRC laws and regulations” and in the event the VIE equity interests are transferred in part, the VIE shareholders must assign to the VIE without any consideration the entire amount of purchase price paid by TAL Beijing or its designee.  The option agreement is also a control agreement because it enables the Company to replace the VIE’s shareholders at will.

The Company respectfully advises the Staff that, in future filings of its Form 20-F, it will not designate (by means of subheadings or otherwise) each of the VIE agreements as being in only one of two categories, namely an agreement that transfers economic benefits to TAL Beijing or an agreement that provides TAL Beijing with effective control over the VIEs; and such revision will be reflected in Item 4.C of the Form 20-F, Note 1 to the consolidated financial statements of the Form 20-F, and elsewhere in the Form 20-F as appropriate.

25.                               Please describe to us the process to move cash from the VIEs to both the WFOE and to TAL Education Group, including the following:

a.              Describe the process for issuing a cash dividend from the WFOE to TAL Education Group;

The Company respectfully advises the Staff that TAL Beijing may distribute cash dividends to its sole shareholder, Xueersi Hong Kong, which in turn may distribute cash dividends to its sole shareholder, TAL Education Group.  As set forth in more detail in part (d) below, dividends may only be paid out of a PRC company’s after-tax profits but are not subject to other requirements other than reserve requirements.

b.              Describe whether that process requires regulatory and/or SAFE approval, and if so, a description of the factors that go into such an approval;

The Company respectfully advises the Staff that the process of executing a cash dividend by TAL Beijing does not require any regulatory and/or SAFE approval; however, such process does involve certain remittance procedures, the details of which are set forth below.

If a PRC company needs to pay dividends in foreign currency to its overseas parent company, the company must submit to a qualified PRC commercial bank the board resolutions approving such dividend payments and an audit report prepared by a qualified PRC accounting firm evidencing its after-tax profits to a qualified PRC bank.  The bank will review the documents submitted and process the payment in foreign currency in respect of the remittance of dividends to the PRC company’s overseas parent company.  Sources of the PRC company’s revenues, including contracts from which the company derives its revenues, are not required to be submitted to the bank.

SAFE or other regulatory approval is not required for remittance of dividends to a PRC company’s offshore parent company, because such payments are “current account transactions” that do not require SAFE approval under relevant PRC law.

c.               Explain whether the WFOE has issued a dividend in the past, and if not, the reasons why;

The Company respectfully advises the Staff that the Company’s wholly owned PRC subsidiaries have not issued dividends in the past.  Rather, the Company has decided to retain TAL Beijing’s undistributed retained earnings to operate and expand its business.  Please refer to the Company’s response to Staff comment No. 6(c) for more information concerning the Company’s approach to managing its cash resources onshore and offshore.

d.              Describe your policy related to dividends being issued from the WFOE;

The Company respectfully advises the Staff that regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. These regulations also apply to TAL Beijing and the Company’s other wholly owned PRC subsidiaries.  The Company does not have further policies that will limit distribution of dividends from its wholly owned PRC subsidiaries.  In practice, the Company generally uses its cash held onshore for the operating, investing and financing activities of its VIEs and PRC subsidiaries, and the Company generally uses the cash it holds offshore for, among other things, issuing dividends to shareholders, making share repurchases and acquiring offshore companies.  The Company respectfully directs the Staff to the Company’s discussion on these matters in its response to Staff comment No. 6(c) above.

e.               We understand there are restrictions on statutory reserves that impact ability to dividend. Describe those requirements and whether the WFOE has met the requirements to execute a cash dividend;

The Company respectfully advises the Staff that each wholly owned PRC subsidiary of the Company is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of its registered capital. Once that level is attained, the Company is not required to set aside any additional after-tax-profits for the statutory reserves. Each of the Company’s wholly owned PRC subsidiaries has satisfied the maximum requirement of statutory surplus reserves.

f.                Tell us whether there any barriers other than the statutory reserves (e.g., Circular 75 compliance) to executing a cash dividend;

The Company respectfully advises the Staff that there are no statutory restrictions other than the statutory reserves to execute a cash dividend by the Company’s wholly owned PRC subsidiaries. As the Company disclosed on page 54 of the 20-F filed on June 27, 2012, in the event of any failure by PRC resident shareholders of the Company to comply with the registration procedures set forth in Circular 75, the SAFE might, at its broad discretion, impose restrictions in the future on the foreign exchange activities of the Company’s wholly owned PRC subsidiaries, including payment of dividends to its offshore parent company.  To the Company’s knowledge, the Company’s pre-IPO shareholders who are PRC residents had completed their required registrations with SAFE in accordance with Circular 75 prior to, and immediately after, the completion of the Company’s initial public offering in October 2010.

g.              Tell us other ways outside of a dividend, and potential barriers for those other ways, that the WFOE could transfer value to TAL Education Group.

Apart from dividend payment, it is also possible for the Company’s wholly owned PRC subsidiaries to transfer value to TAL Education Group by making advances.  Although a PRC company may make advances to a foreign company as “operation-related” payments without prior approval from the SAFE or its local counterparts, such advances must be supported by bona fide business transactions and cannot be used as a way to transfer assets from the PRC subsidiaries to the offshore parent company. In addition, the Company may decrease the registered capital of the Company’s wholly owned PRC subsidiaries and return such registered capital to TAL Education Group, but such actions are subject to approval from the local branch of the Ministry of Commerce which had originally approved the registered capital of the Company’s wholly owned PRC subsidiaries.

The Company respectfully advises the Staff that it has not in the past undertaken the actions described in the paragraph above.

26.                               We note your disclosure on page F-12 regarding the letter of undertaking. Please explain to us why the letter of undertaking was put in place. In addition, explain to us the meaning of the phrase, “to the extent permitted by applicable laws, regulations and legal procedures,” as it is used and explain whether the legal opinion of Tian Yuan law firm covers the letter of undertaking.

The Company respectfully advises the Staff that the letter of undertaking was put in place to provide further assurance that, if any shareholders of Xueersi Education or Xueersi Network receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, respectively, such shareholders shall remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefor. While this kind of undertaking was already contained in the option agreement, dated December 27, 2011, by and among TAL Beijing, Beijing Dongfangrenli and the shareholders of Beijing Dongfangrenli, it had not been in the earlier call option agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network.  Accordingly, in the interest of further strengthening the Company’s corporate governance structure and further clarifying the obligation of the shareholders of Xueersi Education or Xueersi Network to remit any dividends, interests, other distributions or remnant assets upon liquidation to TAL Beijing without any compensation therefor, the Company requested all of the shareholders of Xueersi Education and Xueersi Network to execute the letter of undertaking.

The Company respectfully advises the Staff that there exist no PRC laws, regulations and legal procedures which prohibit or otherwise restrict TAL Beijing’s exercise of its rights under the letter of undertaking and such exercise is not subject to any regulatory approval. Nonetheless, the Company cannot rule out the possibility that the validity or enforcement of the letter of undertaking would be influenced by any PRC laws, regulation or legal procedures which may be published in the future and become effective at the time of the performance of the letter of undertaking. The Company understands that the performance of any contract should be “to the extent permitted by applicable laws, regulations and legal procedures.”

The Company further respectfully advises the Staff that the legal opinion of Tian Yuan law firm included on pages 60 and 61 of the 2012 Form 20-F covers the letters of undertaking.

27.                               Please tell us whether there have been to date any queries, investigations, or interference from any PRC governing bodies regarding the structure and describe any representations to PRC governing bodies that are inconsistent with disclosures in the filing.

The Company respectfully advises the Staff that, to date, there have not been any queries, investigations or interference from any PRC governing bodies regarding the structure.  The Company has not made any representations to PRC governing bodies that are inconsistent with the disclosures it has made in its filings with the SEC.

28.                               Please disclose how the service fee rates, the amounts of fees charged to the VIEs under the agreements for each period presented, and whether the VIEs must consent to a change in how the fees are determined.

The Company respectfully advises the Staff that the service fees charged to the VIEs by TAL Beijing are calculated based on a certain percentage of revenue generated by the VIE during the period.  For the fiscal year ended February 29, 2012, the service fee rate charged to the VIEs for various technical support and system licensing services ranged from 3% to 8% of the VIEs’ revenues. The rate of the service fees charged by TAL Beijing are determined annually.  As TAL Beijing has been assigned all the shareholders’ rights of the shareholders of the VIEs through the powers of attorney, including appointment of directors and management, TAL Beijing has the power to make the VIEs consent to fee adjustment requests proposed by TAL Beijing.

In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, the amounts of fees charged to the VIEs under the service agreements were US$9.9 million, US$23.1 million and US$35.3 million, respectively, which represented 69.3%, 69.1% and 78.1% of the VIEs’ total net income before service fees, respectively.

29.                               Please tell us the amount of the registered capital for each VIE and discuss the impact that amount has on the equity pledge agreement and therefore the collateral for performance under the license and service agreements.

The Company respectfully advises the Staff that the registered capital for each of the Company’s VIEs is set forth below:

VIE	Registered Capital
Xueersi Education	RMB	10,000,000
Xueersi Network	RMB	3,000,000
Beijing Dongfangrenli	RMB	1,000,000

The Company respectfully advises the Staff that, when filling in an item called “amount of the secured credit” in its equity registration applications for its VIEs in connection with the equity pledge agreements entered into by TAL Beijing, the VIEs and the VIEs shareholders, it was instructed by the local branch of the State Administration for Industry and Commerce, or SAIC, to fill in the amount equal to the registered capital of each VIE, and the Company followed this instruction.

The Company respectfully advises the Staff that the parties to the equity pledge agreements have confirmed in writing that, notwithstanding what it says on the equity pledge registration applications concerning the amount of the secured credit being equal to the registered capital of each VIE, the provisions concerning secure credits in the equity pledge agreements, which covers all amounts arising out of the principal service agreements, shall still be legally binding on the parties to the equity pledge agreements.

As the Company cannot rule out the possibility of disputes arising out of the discrepancy between the scope or amount of credit secured under the equity pledge agreements and the registration information provided to the SAIC, the Company respectfully advises the Staff that it has added disclosure to the revised risk factor provided in response to Staff comment No. 1 concerning this risk.

30.                               Please provide quantitative and qualitative information about the involvement with the VIEs in greater detail, including the nature, purpose, size and activities of the VIE. This information may address the extent to which the VIEs represent substantially all your operations or merely certain assets/licenses/facilities/employees/etc. Refer to ASC 810- 10-50-5Ad.

The Company respectfully advises the Staff that the Company currently offers its personalized premium tutoring service in Beijing substantially through Huanqiu Zhikang, one of its wholly owned PRC subsidiaries. For the fiscal year ended February 29, 2012, revenues from Huanqiu Zhikang contributed 19.7% of the Company’s total net revenues. Aside from Huanqiu Zhikang, the Company operates its business through the VIEs. The VIEs hold various licenses upon which the Company’s business depends.  A substantial majority of the Company’s employees that provide the Company’s services are hired by the VIEs, and the VIEs lease a substantial majority of the properties upon which the Company’s services are delivered.  The nominee shareholders of the VIEs have in the past received two loans from TAL Beijing for capital contribution. The net revenue from the VIEs accounted for 80.3% of the Company’s total net revenue for the fiscal year ended February 29, 2012.  The activities and the financial statements of the entities with and without the VIEs are set forth on pages F-9 to F-16 of the 2012 Form 20-F.

31.                               Please disclose the carrying amount and classification of the VIEs’ assets and liabilities. Refer to ASC 810-10-50-3bb.

The Company respectfully advises the Staff that the Company has disclosed the carrying amount and classification of the VIEs’ assets and liabilities on pages F-9 to F-16 in its 2012 Form 20-F and will continue to make such disclosure in future filings of its Form 20-F.  In response to the Staff’s comment, the Company proposes to revise Note 1 of the consolidated financial statements by including a cross-reference to Note 19, currently on page F-42, which identifies the amount of restricted net assets of the VIEs, as follows:

“Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.”

32.                               Please expand your disclosures of risks in relation to the VIE structure to disclose risks related to potential conflicts of interests. Your disclosure should describe the relationships that result in the potential conflicts of interests.

The Company respectfully advises the Staff that, in future filings of its Form 20-F, it will expand the risks in relation to the VIE structure set forth in Note 1 of the consolidated financial statements to include the following:

“The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai.  Mr. Zhang, Mr. Liu and Mr. Bai are beneficial shareholders of TAL Education Group and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these individuals may breach, or cause our VIEs or the VIEs’ subsidiaries to breach, or refuse to renew, the existing contractual arrangements the Group has with them and our VIEs and the VIEs’ subsidiaries. Currently, the Group does not have any arrangements to address potential conflicts of interest between these individuals and the Company. The Group relies on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and the legal owners of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.”

The Company further advises the Staff that, in future filings of the Company’s Form 20-F, it will revise the following risk factor in Item 3.D of the forepart of the Company’s 20-F as follows (new additions are in italics/underlines):

“The legal owners of our Variable Interest Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai.  Mr. Zhang, Mr. Liu and Mr. Bai are our beneficial shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the Variable Interest Entities may differ from the interests of the Company as a whole, since these parties’ respective equity interests in the Variable Interest Entities are different from their respective equity interests in the Company.

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our Consolidated Affiliated Entities. Currently, we do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao may encounter in their capacity as nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of the Company (and, as applicable, director and/or officers of the Company), on the other hand.  We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the legal owners of Xueersi Network, Xueersi Education or Beijing Dongfangrenli, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.”

Note 2. Significant Accounting Policies, page F-17

33.                               Please disclose your policy for attributing net income or loss to noncontrolling interests.

The Company respectfully advises the Staff that it allocates the economics to its non-controlling interests according to the relevant contractual agreements.  In the Company’s case, based on the contractual agreements with the VIEs, it is entitled to all the economics of the VIEs and therefore there is no allocation to the non-controlling interests.

Note 12. Accrued Expenses and Other Current Liabilities, page F-33

34.                               Please tell us what the amounts presented under the caption “enrollment fees collected for sponsors” represent.

The Company respectfully advises the Staff that the amounts presented under the caption “enrollment fees collected for sponsors” was the balance of the examination enrollment fees the Company helped to collect for third parties who organized certain examinations and contests.  Generally, the Company does not earn material income from these fees.

In addition, the Company has in the past earned an immaterial amount of revenue calculated by recording the amount which was the fees received from students less that paid out to sponsor.  Such amount was included under “education materials and others”, which is discussed on page F-20 in the 2012 20-F.  In the fiscal year ended February 29, 2012, approximately US$5,000 of US$451,142 of revenue for educational materials and others was due to these enrollment fees collected for sponsors.

Note 13. Income Taxes, page F-33

35.                               We note your disclosure on page F-36 of the durations of the various statutes of limitations. Please explain to us how this disclosure satisfies the requirements of ASC 740-10-50-15e regarding disclosure of the tax years that remain subject to examination by major tax jurisdictions. In your response, tell us the process by which PRC tax authorities conduct audits and how they communicate their audit findings to you.

The Company respectfully advises the Staff that, as summarized in the last paragraph on page F-36 of the 2012 Form 20-F, the Company may be subject to examination by the PRC tax authorities, which are the tax authorities of its major jurisdiction, from tax years 2007 to 2011 at the fiscal year ended February 29, 2012, provided that there is no statute of limitation for tax authorities’ examination of any tax evasion.

Generally, the PRC tax authorities conduct tax audits by inspecting all the accounting books, vouchers, invoices, tax declarations and other tax materials to our taxpayers in the latest three years.  The PRC tax authorities will also review the tax audit report signed by the local tax firm.  During the course of the examination, the PRC tax authorities may contact the Company’s accountants from time to time to discuss matters that they have questions or comments on, and convey to the Company their preliminary findings.  Some of the PRC tax authorities’ comments may concern an interpretation of PRC tax law which is different from the Company’s, or a computational difference between the Company and the PRC tax authorities.  In the event that any of our PRC subsidiaries or Consolidated Affiliated Entities underpay taxes for any reason, such PRC subsidiary or Consolidated Affiliated Entity may be required to pay the tax according to the rulings of tax authorities and may be subject to late payment surcharges or the related fines for the delayed tax payment.

* * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Bangxin Zhang
Bangxin Zhang
Chairman and Chief Executive Officer

cc:

Joseph D. Kauffman, Chief Financial Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Exhibit I

Corporate Structure Chart of the Company as of June 20, 2012

Note: (1) Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 38.4% of the common shares and 63.0% of the voting power of TAL Education Group as of June 20, 2012.

(2) Mr. Yundong Cao owned 9.4% of the common shares and 15.4% of the voting power of TAL Education Group as of June 20, 2012.

(3) Mr. Yachao Liu is our senior vice president. He owned 5.9% of the common shares and 9.4% of the voting power of TAL Education Group as of June 20, 2012.

(4) Mr. Yunfeng Bai is our senior vice president. He owned 3.3% of the common shares and 5.2% of the voting power of TAL Education Group as of June 20, 2012.

(5) Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network.  Xueersi Education is the majority shareholder of six subsidiaries, and the minority shareholdings of each of the six subsidiaries are held by Xueersi Network.  Xueersi Education is the 100% shareholder of the remaining four subsidiaries and 11 schools.

The Company evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models.  After consideration, the Company consolidated the schools under the variable interest model.

EXHIBIT II

Approval Authority of the Board of TAL Education Group

Division of Authority
No.	Activities	Executive Committee	Audit Committee	Board of Directors
1	Annual Financial Budget			Y
2	Purchase
2.1

A single off-budget purchase with an amount above RMB30,000,000.00 or the equivalent amount of U.S. dollars (US$4,766,823) (including fix-assets investment, construction investment, but not pertaining to lease contracts)

Y
2.2	A single off-budget purchase with an amount no more than RMB30,000,000.00 or the equivalent amount of U.S. dollars (US$4,766,823) and including all lease contracts	Y
2.3	All procurement and purchases within the annual financial budget	Y
3	Borrowing and Guarantee
3.1.1

Borrowing from financial institutions with an amount above RMB20,000,000.00 or the equivalent amount of U.S. dollars (US$3,177,882) (this limit does not pertain to the intercompany entrusted loans via banks)

Y
3.1.2

Borrowing from financial institutions with an amount no more than RMB20,000,000.00 or the equivalent amount of U.S. dollars (US$3,177,882) (this limit does not pertain to inter-companies entrusted loans via banks)

Y
3.2.1	Mutual guarantees between companies within TAL Education Group with an amount above RMB50,000,000.00 or the equivalent amount of U.S. dollars (US$7,944,705)			Y
3.2.2	Mutual guarantees between companies within TAL Education Group the group with an amount no more than RMB50,000,000.00 or the equivalent amount of U.S. dollars (US$7,944,705)	Y
3.3.1	Guarantees to a third party with an amount above RMB10,000,000.00 or the equivalent amount of U.S. dollars (US$1,588,941)			Y
3.3.2	Guarantees to a third party with an amount no more than RMB10,000,000.00 (US$1,588,941)	Y
4	Treasury
4.1	Purchase of products, guaranteeing capital perseveration or products with grade AAA or above	Y
4.2.1

Purchase in any one contract of products without guarantee of capital preservation or products below grade AAA, with an amount above RMB20,000,000.00 or the equivalent amount of U.S. dollars (US$3,177,882). Purchase of multiple products without guarantee of capital preservation or products below grade AAA through multiple contracts with cumulative contract value above RMB50,000,000.00 or the equivalent amount of U.S. dollars (US$7,944,705)

Y
4.2.2

Purchase in any one contract of products without guarantee of capital preservation or products below grade AAA, with an amount no more than RMB20,000,000.00 or the equivalent amount of U.S. dollars (US$3,177,882). Purchase of multiple products without guarantee of capital preservation or products below grade AAA through multiple contracts with cumulative annual contract value no more than (inclusive of) RMB50,000,000.00 or the equivalent amount of U.S. dollars (US$7,944,705)

Y
5	Mergers and Acquisitions
5.1

Acquisitions and private market investment activities (for example, mergers and acquisitions and minority equity investment), with a single contract value above RMB30,000,000.00 or the equivalent amount of U.S. dollars (US$4,766,823). Acquisitions and private market investment activities with total consideration through multiple contracts above RMB100,000,000.00 or the equivalent amount of U.S. dollars (US$15,889,410)

Y
5.2

Acquisitions and private market investment activities (for example, mergers and acquisitions and minority equity investment), with a single contract value no more than RMB30,000,000.00 or the equivalent amount of U.S. dollars (US$4,766,823). Acquisitions and private market investment activities with total consideration through multiple contracts of no more than RMB100,000,000.00 or the equivalent amount of U.S. dollars (US$15,889,410)

Y
6	Disposition of Business Unit (excluding deregistering of legal entities)
6.1	Disposition of business unit with an amount above RMB10,000,000.00 or the equivalent amount of U.S. dollars (US$1,588,941)			Y
6.2	Disposition of business unit with an amount no more than RMB10,000,000.00 or the equivalent amount of U.S. dollars (US$1,588,941)	Y
7	Related-Party Transactions — the related party transactions as defined in Item 404 of Regulation S-K		Y	Y